Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158418
HEALTHCARE TRUST OF AMERICA, INC.
SUPPLEMENT NO. 14 DATED APRIL 27, 2011
TO THE PROSPECTUS DATED MARCH 19, 2010
          This document supplements, and should be read in conjunction with our prospectus dated March 19, 2010, relating to our offering of up to $2,200,000,000 of shares of common stock. This Supplement No. 14 supersedes and replaces Supplement No. 1 dated March 19, 2010, Supplement No. 2 dated March 19, 2010, Supplement No. 3 dated June 17, 2010, Supplement No. 4 dated August 16, 2010, Supplement No. 5 dated August 20, 2010, Supplement No. 6 dated October 15, 2010, Supplement No. 7 dated October 19, 2010, Supplement No. 8 dated November 3, 2010, Supplement No. 9 dated November 24, 2010, Supplement No. 10 dated December 8, 2010, Supplement No. 11 dated December 22, 2010, Supplement No. 12 dated January 21, 2011, Supplement No. 13 dated March 9, 2011, and the Supplement dated April 21, 2011. The purpose of this Supplement No. 14 is to disclose:
•	the status of our offerings;

•	an update to the “Suitability Standards” section of our prospectus;

•	a description of our current portfolio;

•	recent acquisitions;

•	selected financial data;

•	our performance — funds from operations and modified funds from operations;

•	information regarding our distributions;

•	our request for a closing agreement with the Internal Revenue Service;

•	our property performance — net operating income;

•	unaudited pro forma consolidated statements of operations for the year ended December 31, 2010;

•	an update to our risk factors;

•	the amendment and restatement of our 2006 Incentive Plan;

•	information regarding our share repurchase plan;

•	our entry into amended indemnification agreements with our directors and certain officers;

•	an update to the “Estimated Use of Proceeds” section of our prospectus;

•	our engagement of J.P. Morgan Securities, Inc. as our lead strategic advisor;

•	an update to the “Investment Objectives, Strategy and Criteria” section of our prospectus;

•	an update regarding our sources of credit;

•	our entry into a redemption, termination and release agreement with our former advisor and its affiliates;

•	certain amendments to our charter approved by our stockholders at our 2010 annual meeting of stockholders;

•	an update to the “Experts” section of our prospectus; and

•	an update to the “Incorporation of Certain Information by Reference” section of our prospectus.

Status of Our Offerings
          As of March 19, 2010, we had received and accepted subscriptions in our initial public offering, or our initial offering, for 147,562,354 shares of our common stock, or $1,474,062,000, excluding shares issued pursuant to our distribution reinvestment plan. On March 19, 2010, we stopped offering shares of our common stock in our initial offering.
          We commenced our follow-on public offering of shares of our common stock, or our follow-on offering, on March 19, 2010. As of February 28, 2011, the date at which we stopped offering shares in our primary offering, as discussed further below, we had received and accepted subscriptions in our follow-on offering for 66,582,725 shares of our common stock, or $664,992,000, excluding shares of our common stock issued under our distribution reinvestment plan. As of March 25, 2011, 133,417,275 shares remained available for sale to the public pursuant to our follow-on offering, excluding shares available pursuant to our distribution reinvestment plan.
          On December 6, 2010, our board of directors approved the closing of our primary offering effective February 28, 2011. For noncustodial accounts, subscription agreements signed on or before February 28, 2011 with all documents and funds received by end of business March 15, 2011 were accepted. For custodial accounts, subscription agreements signed on or before February 28, 2011 with all documents and funds received by end of business March 31, 2011 will be accepted. As of March 25, 2011, we had received and accepted subscriptions in our follow-on offering for 71,906,969 shares, or $718,060,000, excluding shares of our common stock issued under our distribution plan. We are continuing to offer and sell shares pursuant to the distribution reinvestment plan. However, we may determine to terminate the distribution reinvestment plan at any time.
Suitability Standards
          The following information should be read in conjunction with the disclosure contained in the “Suitability Standards” section beginning on page i of the prospectus:
          Ohio — An investor’s investment in us and our affiliates may not exceed 10.0% of that investor’s liquid net worth.
          In addition, in connection with the registration of our follow-on public offering of common stock, we have been asked by the Alabama Securities Commission to revise the “Suitability Standards” disclosure. Accordingly, the following replaces the last paragraph on page i of the prospectus:
          These suitability standards are intended to help ensure that, given the long-term nature of an investment in our shares, our investment objectives and the relative illiquidity of our shares, our shares are an appropriate investment for those of you who become stockholders. We and each person selling shares on our behalf, including participating broker-dealers, must make every reasonable effort to determine that the purchase of shares is a suitable and appropriate investment for each stockholder based on information provided by the stockholder.
Our Current Portfolio
          We provide stockholders the potential for income and growth through investment in a diversified portfolio of real estate assets, focusing primarily on medical office buildings and healthcare-related facilities. We also invest to a limited extent in other healthcare-related assets. We focus primarily on investments that produce recurring income. During the year ended December 31, 2010, we completed 24 new portfolio acquisitions, expanded six of our existing portfolios through the purchase of additional medical office buildings within each, and purchased the remaining 20% interest we previously did not own in HTA-Duke Chesterfield Rehab, LLC, which owns the Chesterfield Rehabilitation Center. The aggregate purchase price of these acquisitions was approximately $806,048,000, and these acquisitions were completed at capitalization rates ranging between 7.58% and 13.39%, with a weighted average capitalization rate of 8.25%. The capitalization rates are calculated by dividing the property’s estimated annualized first year net operating income, existing at the date of acquisition, by the contract purchase price of the property, excluding closing costs and acquisition expenses. Estimated first year net operating income on our real estate investments represents total estimated gross income (rental income, tenant reimbursements, and other property-related income) derived from the terms of in-place leases at the time we acquire the property, less property and related expenses (including property operating and maintenance expenses, real estate taxes, property insurance, and management fees) based on the operating history of the property. Estimated first year net operating income on new acquisitions excludes other non-property income and expenses, interest expense from financings, depreciation and amortization, and our company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.
          As of December 31, 2010, including both our operating properties and the four buildings within one of our portfolios classified as held for sale, we had made 77 geographically diverse acquisitions, 63 of which are medical office building portfolios, 12 of which are portfolios of other healthcare-related facilities (including four quality office properties), and two of which are other real estate-related assets, comprising 238 buildings with approximately 10,919,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of approximately $2,266,359,000, in 24 states. We have completed three acquisitions since December 31, 2010, by expanding an existing property portfolio with the addition of the final building within a portfolio of three medical office buildings, by expanding a second existing property portfolio with the addition of the final building within a portfolio of nine medical office buildings, and by acquiring a new property portfolio consisting of two medical office buildings. Each of our properties is 100% owned by our operating partnership, except for the 7900 Fannin medical office building in which we own an approximately 84% interest through our operating partnership. The tables below provide summary information regarding our properties as of December 31, 2010.

          The following table lists the states in which our properties (both operating and those classified as held for sale) are located and provides certain information regarding our portfolio’s geographic diversification/concentration as of December 31, 2010:

	Number of		GLA		2010 Annualized	% of 2010
State	Buildings(1)		(Square Feet)	% of GLA	Base Rent(2)	Annualized Base Rent
Arizona	36	(3)	1,225,000	11.2%	$23,857,000	11.7%
California	5		287,000	2.6	5,327,000	2.6
Colorado	3		145,000	1.3	3,233,000	1.6
Florida	20	(3)	940,000	8.6	17,844,000	8.8
Georgia	12		615,000	5.7	12,145,000	6.0
Indiana	44	(3)	1,220,000	11.2	17,235,000	8.5
Kansas	1		63,000	0.6	1,552,000	0.8
Maryland	2		164,000	1.5	3,433,000	1.7
Minnesota	2		155,000	1.4	1,829,000	0.9
Missouri	5		297,000	2.7	7,074,000	3.5
North Carolina	10		241,000	2.2	4,498,000	2.2
New Hampshire	1		70,000	0.6	1,186,000	0.6
New Mexico	2		54,000	0.5	1,236,000	0.6
Nevada	1		73,000	0.7	1,584,000	0.8
New York	8		909,000	8.3	14,140,000	7.0
Ohio	13		525,000	4.8	6,132,000	3.0
Oklahoma	2		186,000	1.7	3,596,000	1.8
Pennsylvania	4		530,000	4.9	11,604,000	5.7
South Carolina	22	(3)	1,104,000	10.1	19,681,000	9.7
Tennessee	9		321,000	2.9	5,669,000	2.8
Texas	26	(3)	1,304,000	12.0	30,969,000	15.3
Utah	1		112,000	1.0	2,023,000	1.0
Virginia	3		64,000	0.6	596,000	0.3
Wisconsin	6		315,000	2.9	6,306,000	3.1

Total	238		10,919,000	100%	$202,749,000	100%

(1)	Represents the number of buildings acquired within each particular state as of December 31, 2010.

(2)	Annualized base rent is based on contractual base rent from leases in effect as of December 31, 2010. Annualized net effective base rent, which excludes tenant allowances and concessions, such as free rent, was $201,972,000 as of December 31, 2010.

(3)	We had the greatest geographic concentration as of December 31, 2010 within the following states: Texas (16 consolidated properties consisting of 26 total buildings, including four buildings classified as held for sale), Arizona (seven consolidated properties consisting of 36 total buildings), South Carolina (five consolidated properties consisting of 22 total buildings), Florida (10 consolidated properties consisting of 20 total buildings), and Indiana (seven consolidated properties consisting of 44 total buildings).
          Each of the above properties is a medical office building, a specialty inpatient facility (long term acute care hospital or rehabilitation hospital), a skilled nursing and assisted living facility, or an other healthcare-related office building, the principal tenants of which are healthcare providers or healthcare-related service providers.
          As of December 31, 2010, we owned fee simple interests in 173 of the 238 buildings comprising our portfolio. These 173 buildings represent approximately 68.2% of our total portfolio’s gross leasable square feet. We hold long-term leasehold interests in the remaining 65 buildings within our portfolio, which represent approximately 31.8% of our total gross leasable square feet. As of December 31, 2010, these leasehold interests had an average remaining term of approximately 72 years.
          The following information generally applies to our properties:
•	we believe all of our properties are adequately covered by insurance and are suitable for their intended purposes;

•	our properties are located in markets where we are subject to competition in attracting new tenants and retaining current tenants; and

•	depreciation is provided on a straight-line basis over the estimated useful lives of the buildings, 39 years, and over the shorter of the lease term or useful lives of the tenant improvements.

          The table below depicts our total portfolio square footage by region as of December 31, 2010:

Region	Gross Leasable Area
Southeast	3,067,000
Midwest	2,219,000
Southwest	2,050,000
Northeast	1,735,000
South	1,848,000

Total	10,919,000

          The following table provides an overview of our portfolio of medical office buildings, other healthcare-related facilities, and other real estate-related assets as of and for the year ended December 31, 2010:

					% of
			% of Total		Aggregate
	# of	Annualized	Annualized Base	Purchase	Purchase	Number of
Portfolio by Type	Buildings	Base Rent	Rent	Price	Price	States
Medical office buildings
Single-tenant, net lease	54	$36,460,000	18.0%	$463,214,000	20.5%	13
Single-tenant, gross lease	5	$2,928,000	1.4%	$25,304,000	1.1%	2
Multi-tenant, net lease	68	$51,469,000	25.4%	$610,679,000	27.0%	17
Multi-tenant, gross lease	87	$72,008,000	35.5%	$671,807,000	29.6%	16
Other healthcare-related facilities
Hospitals, single-tenant, net lease	10	$20,333,000	10.0%	$241,720,000	10.7%	4
Seniors housing, single- tenant net lease	9	$8,045,000	4.0%	$91,600,000	4.0%	3
Healthcare-related offices, multi-tenant, gross lease	5	$11,506,000	5.7%	$109,900,000	4.8%	3
Other real estate-related assets
Mortgage notes receivable	2	N/A	N/A	$52,135,000	2.3%	2

TOTALS		$202,749,000	100.0%	$2,266,359,000	100.0%
          The table below describes the average effective annualized base rent per square foot and the occupancy rate for each of the last five years ended December 31, 2010 for which we owned properties:

	2006(1)	2007	2008	2009	2010
Average Effective Annualized Base Rent per Square Foot	N/A	$16.26	$16.79	$16.88	$18.50
Occupancy	N/A	88.6%	91.3%	90.6%	91.0%

(1)	We were initially capitalized on April 28, 2006 and therefore we consider that our date of inception. We purchased our first property on January 22, 2007.
          The following table presents the sensitivity of our annualized base rent due to lease expirations for the next ten years and thereafter at our properties (both operating and those classified as held for sale) by number, square feet, percentage of leased area, annualized base rent and percentage of annualized base rent as of December 31, 2010:

			% of Leased
			Area	Annualized	% of Total
	Number of	Total Sq. Ft.	Represented	Base Rent Under	Annualized Base Rent
	Leases	of Expiring	by Expiring	Expiring	Represented by
Year Ending December 31 (2)	Expiring	Leases	Leases	Leases	Expiring Leases(1)
2011	233	684,610	6.9%	$14,854,000	7.2%
2012	255	803,245	8.1	15,815,000	7.7
2013	221	1,069,843	10.7	22,050,000	10.7
2014	153	846,730	8.5	14,952,000	7.2
2015	181	804,930	8.1	17,480,000	8.5
2016	102	827,561	8.3	15,424,000	7.5
2017	121	676,755	6.8	14,357,000	7.0
2018	77	580,918	5.8	10,974,000	5.3
2019	63	525,082	5.3	11,615,000	5.6
2020	77	368,204	3.7	7,740,000	3.7
Thereafter	130	2,769,032	27.8	60,978,000	29.6

Total	1,613	9,956,910	100%	$206,239,000	100%

(1)      The annualized base rent percentage is based on the total annual contractual base rent as of December 31, 2010.
(2)      Leases scheduled to expire on December 31 of a given year are included within that year in the table.
          As of December 31, 2010, no single tenant accounted for 10.0% or more of the GLA of our real estate properties.
          As of December 31, 2010, we had interests in 16 consolidated properties located in Texas, which accounted for 15.3% of our total annualized rental income, interests in seven consolidated properties in Arizona, which accounted for 11.7% of our total annualized rental income, interests in five consolidated properties located in South Carolina, which accounted for 9.7% of our total annualized rental income, interests in 10 consolidated properties in Florida, which accounted for 8.8% of our total annualized rental income, and interests in seven consolidated properties in Indiana, which accounted for 8.5% of our total annualized rental income. This rental income is based on contractual base rent from leases in effect as of December 31, 2010. Accordingly, there is a geographic concentration of risk subject to fluctuations in each of these states’ economies.
Recent Acquisitions
          From January 1, 2011 to the date of this Supplement, we purchased one new property portfolio and expanded two of our existing portfolios through the purchase of an additional building within each for an aggregate purchase price of $36,314,000. The capitalization rates associated with these acquisitions ranged from 7.59% to 8.69%, with a weighted average capitalization rate of 8.04%, and these purchases added a total of approximately 188,000 square feet to our portfolio. Details of our property acquisitions during the period from December 31, 2010 to the date of this Supplement are as follows:

								Annualized Base Rent
		Date	GLA	Purchase	Mortgage			per Leased
Property	Property Location	Acquired	(Sq Ft)	Price	Debt	Occupancy		Sq Ft
Phoenix Portfolio—Paseo	Phoenix, AZ	2/11/11	20,000	$3,762,000	$2,147,000	90%		$24.83
Columbia Portfolio—N. Berkshire	North Adams, MA	2/16/11	47,000	9,182,000	4,434,000	100		14.91
Holston Medical Portfolio	Bristol, TN	3/24/11	121,000	23,370,000	—	99	(1)	20.38	(1)

(1)	Occupancy and Annualized Base Rent per Leased Square Foot data for the Holston Medical Portfolio represent weighted average values based on the respective GLAs of the two buildings purchased, as well as reflect the impact of certain leases comprising an aggregate of approximately 77,000 square feet within the two buildings that are scheduled to commence on April 1, 2011.
Selected Financial Data
          The following selected financial data should be read with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the notes thereto incorporated by reference into the prospectus and with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the notes thereto included in our annual report on Form 10-K which is incorporated by reference into this Supplement. Our historical results are not necessarily indicative of results for any future period.
          The following tables present summarized consolidated financial information, including balance sheet data, statement of operations data, and statement of cash flows data in a format consistent with our consolidated financial statements.

	December 31,
	2010	2009	2008	2007	2006
BALANCE SHEET DATA:
Total assets	$2,271,795,000	$1,673,535,000	$1,113,923,000	$431,612,000	$385,000
Mortgage loans payable, net	$699,526,000	$540,028,000	$460,762,000	$185,801,000	$—
Stockholders’ equity (deficit)	$1,487,246,000	$1,071,317,000	$599,320,000	$175,590,000	$(189,000)

					Period from
					April 28, 2006
					(Date of Inception)
	Years Ended December 31,				through
	2010	2009	2008	2007	December 31, 2006
STATEMENT OF OPERATIONS DATA:
Total revenues (operating properties)	$199,879,000	$126,286,000	$78,010,000	$17,626,000	$—
Net loss	$(7,919,000)	$(24,773,000)	$(28,409,000)	$(7,674,000)	$(242,000)
Net loss attributable to controlling interest	$(7,903,000)	$(25,077,000)	$(28,448,000)	$(7,666,000)	$(242,000)
Loss per share — basic and diluted(1):
Net loss	$(0.05)	$(0.22)	$(0.66)	$(0.77)	$(149.03)
Net loss attributable to controlling interest	$(0.05)	$(0.22)	$(0.66)	$(0.77)	$(149.03)
STATEMENT OF CASH FLOWS DATA:
Cash flows provided by operating activities	$58,503,000	$21,628,000	$20,677,000	$7,005,000	$—
Cash flows used in investing activities	$626,849,000	$455,105,000	$526,475,000	$385,440,000	$—
Cash flows provided by financing activities	$378,615,000	$524,147,000	$628,662,000	$383,700,000	$202,000
OTHER DATA:
Distributions declared	$120,507,000	$82,221,000	$31,180,000	$7,250,000	$—
Distributions declared per share	$0.73	$0.73	$0.73	$0.70	$—
Distributions paid in cash	$60,176,000	$39,499,000	$14,943,000	$3,323,000	$—
Distributions reinvested	$56,551,000	$38,559,000	$13,099,000	$2,673,000	$—
Funds from operations(2)	$69,449,000	$28,314,000	$8,745,000	$2,124,000	$(242,000)
Modified funds from operations(2)	$89,166,000	$48,029,000	$8,757,000	$2,124,000	$(242,000)
Net operating income(3)	$137,419,000	$84,462,000	$52,244,000	$11,589,000	$—

(1)	Net loss per share is based upon the weighted average number of shares of our common stock outstanding. Distributions by us of our current and accumulated earnings and profits for federal income tax purposes are taxable to stockholders as ordinary income. Distributions in excess of these earnings and profits generally are treated as a non-taxable reduction of the stockholder’s basis in the shares of our common stock to the extent thereof (a return of capital for tax purposes) and, thereafter, as taxable gain. These distributions in excess of earnings and profits will have the effect of deferring taxation of the distributions until the sale of the stockholder’s common stock.

(2)	For additional information on FFO and MFFO, see “Our Performance—Funds From Operations and Modified Funds From Operations”, which includes a reconciliation of our GAAP net loss to FFO and MFFO for the years ended December 31, 2010, 2009, and 2008. Neither FFO nor MFFO should be considered as alternatives to net loss or other measurements under GAAP as indicators of our operating performance, nor should they be considered as alternatives to cash flow from operating activities or other measurements under GAAP as indicators of our liquidity.

(3)	For additional information on net operating income, see “Our Property Performance—Net Operating Income”, which includes a reconciliation of our GAAP net income (loss) to net operating income for the years ended December 31, 2010 and 2009.

Our Performance — Funds From Operations and Modified Funds From Operations
          Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as Funds from Operations, or FFO, which it believes more accurately reflects the operating performance of a REIT. FFO is not equivalent to our net income or loss as determined under generally accepted accounting principles in the United States, or GAAP.
          We define FFO, a non-GAAP measure, as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment write downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.
          We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay distributions.
          Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO the same way, so comparisons with other REITs may not be meaningful. Factors that impact FFO include non cash GAAP income and expenses, transition charges, timing of acquisitions, yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. Furthermore, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income, as an indication of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions and should be reviewed in connection with other measurements as an indication of our performance. Our FFO reporting complies with NAREIT’s policy described above.
          Changes in the accounting and reporting rules under GAAP have prompted a significant increase in the amount of non-operating items included in FFO, as defined. Therefore, we use modified funds from operations, or MFFO, which excludes from FFO one-time charges, transition charges, and acquisition-related expenses, to further evaluate our operating performance. We believe that MFFO, with these adjustments, is helpful in evaluating how our portfolio might perform after our acquisition stage and our transition to self-management have been completed and, as a result, may provide an indication of the sustainability of our distributions in the future. MFFO should not be considered as an alternative to net income (loss) or to cash flows from operating activities and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions. MFFO should be reviewed in connection with other GAAP measurements.
          Management considers the following items in the calculation of MFFO:

          Acquisition-related expenses: Prior to 2009, acquisition-related expenses were capitalized and have historically been added back to FFO over time through depreciation; however, beginning in 2009, acquisition-related expenses related to business combinations are expensed. These acquisition-related expenses have been and will continue to be funded from the proceeds of our offerings and our debt and not from operations. We believe by excluding expensed acquisition-related expenses, MFFO provides useful supplemental information that is comparable for our real estate investments.
          Transition charges: FFO includes certain charges related to the cost of our transition to self-management. These items include, but are not limited to, additional legal expenses and system conversion costs (including updates to certain estimate development procedures), non-recurring employment costs, and the majority of the one-time redemption and termination payment made to our former advisor, as further discussed in Note 12, Related Party Transactions, to our consolidated financial statements in our 2010 Annual Report on Form 10-K. Because MFFO excludes such costs, management believes MFFO provides useful supplemental information by focusing on the changes in our fundamental operations that will be comparable rather than on such transition charges. We do not believe such costs will recur now that our transition to a self-management infrastructure has been substantially completed.
          Our calculation of MFFO may have limitations as an analytical tool because it reflects the costs unique to our transition to a self-management model, which may be different from that of other healthcare REITs. Additionally, MFFO reflects features of our ownership interests in our medical office buildings and healthcare-related facilities that are unique to us. Companies that are considered to be in our industry may not have similar ownership structures; and therefore those companies may not calculate MFFO in the same manner that we do, or at all, limiting its usefulness as a comparative measure. We compensate for these limitations by relying primarily on our GAAP and FFO results and using our MFFO as a supplemental performance measure.
          The following is the calculation of FFO and MFFO for the years ended December 31, 2010, 2009, and 2008:

	Years Ended December 31,
		2010		2009		2008
	2010	Per Share	2009	Per Share	2008	Per Share
Net loss	$(7,919,000)	$(0.05)	$(24,773,000)	$(0.22)	$(28,409,000)	$(0.66)
Add:
Depreciation and amortization — consolidated properties	78,561,000	0.47	53,595,000	0.47	37,398,000	0.87
Less:
Net (income) loss attributable to noncontrolling interest of limited partners	16,000	—	(304,000)	—	(39,000)	—
Depreciation and amortization related to noncontrolling interests	(1,209,000)	—	(204,000)	—	(205,000)	—

FFO attributable to controlling interest	$69,449,000		$28,314,000		$8,745,000

FFO per share — basic and diluted	$0.42	$0.42	$0.25	$0.25	$0.20	$0.20

Add:
Acquisition-related expenses	11,317,000	0.07	15,997,000	0.14	—	—
Transition charges	8,400,000	0.05	3,718,000	0.03	—	—
MFFO attributable to controlling interest	$89,166,000		$48,029,000		$8,745,000

MFFO per share — basic and diluted	$0.54	$0.54	$0.43	$0.43	$0.21	$0.21

Weighted average common shares outstanding — basic	165,952,860	165,952,860	112,819,638	112,819,638	42,844,603	42,844,603
Weighted average common shares outstanding — diluted	165,952,860	165,952,860	112,819,638	112,819,638	42,844,603	42,844,603

          For the years ended December 31, 2010 and 2009, MFFO per share has been impacted by the increase in net proceeds realized from our initial and follow-on offerings. For the year ended December 31, 2010, we sold 61,191,096 shares of our common stock, increasing our outstanding shares by 43.5%, and for the year ended December 31, 2009, we sold 62,696,254 shares of our common stock, increasing our outstanding shares by 83.1%. During both years, the proceeds from this issuance were temporarily invested in short-term cash equivalents until they could be invested in medical office buildings and other healthcare-related facilities at favorable pricing. Due to lower interest rates on cash equivalent investments, interest earnings were minimal. As of December 31, 2010, virtually all of our offering proceeds were invested in higher-earning medical office buildings or other healthcare-related facility investments consistent with our investment policy to identify high quality investments. We believe this will add value to our stockholders over our longer-term investment horizon, even if this results in less current period earnings.
Information Regarding Our Distributions
          If distributions are in excess of our taxable income, such distributions will result in a return of capital to our stockholders. Our distribution of amounts in excess of our taxable income has resulted in a return of capital to our stockholders.
          For the year ended December 31, 2010, we paid distributions of $116,727,000 ($60,176,000 in cash and $56,551,000 in shares of our common stock pursuant to the DRIP), as compared to cash flows from operations of $58,503,000 and FFO of $69,449,000 (FFO is a non-GAAP financial measure. For a reconciliation of FFO to net income (loss), see Our Performance—Funds from Operations and Modified Funds from Operations). From inception through December 31, 2010, we paid cumulative distributions of $228,824,000 ($117,941,000 in cash and $110,883,000 in shares of our common stock pursuant to the DRIP), as compared to cumulative cash flows from operations of $107,813,000 and cumulative FFO of $108,390,000. The difference between our cumulative distributions paid and our cumulative cash flows from operations is indicative of our high volume of acquisitions completed since our date of inception. The distributions paid in excess of our cash flows from operations in 2010 were paid using proceeds from debt financing.
          The following presents the amount of our distributions and the source of payment of such distributions for each of the last four quarters ended December 31, 2010:

	Three Months Ended
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Distributions paid in cash	$17,306,000	$15,666,000	$14,366,000	$12,838,000
Distributions reinvested	15,995,000	14,490,000	13,544,000	12,522,000

Total distributions	$33,301,000	$30,156,000	$27,910,000	$25,360,000

Source of distributions:
Cash flow from operations	$8,880,000	$17,847,000	$19,230,000	$12,546,000
Debt financing	24,421,000	12,309,000	8,680,000	12,814,000
Offering proceeds	—	—	—	—

Total sources	$33,301,000	$30,156,000	$27,910,000	$25,360,000

Our Request for a Closing Agreement With the Internal Revenue Service
          Preferential dividends cannot be used to satisfy the REIT distribution requirements. In 2007, 2008 and through July 2009, shares of common stock issued pursuant to our DRIP were treated as issued as of the first day following the close of the month for which the distributions were declared, and not on the date that the cash distributions were paid to stockholders not participating in our DRIP. Because we declare distributions on a daily basis, including with respect to shares of common stock issued pursuant to our DRIP, the IRS could take the position that distributions paid by us during these periods were preferential.

           In addition, during the six months beginning September 2009 through February 2010, we paid certain IRA custodial fees with respect to IRA accounts that invested in our shares. The payment of such amounts could also be treated as dividend distributions to the IRAs, and therefore could result in our being treated as having made additional preferential dividends to our stockholders. Accordingly, we have submitted a request to the IRS seeking a closing agreement under which the IRS would grant us relief for preferential dividends that may have been paid. We cannot assure you that the IRS will accept our proposal for a closing agreement. Even if the IRS accepts our proposal, we may be required to pay a penalty if the IRS were to view the prior operation of our DRIP or the payment of such fees as preferential dividends. We cannot predict whether such a penalty would be imposed or, if so, the amount of the penalty. If the IRS does not agree to our proposal for a closing agreement and treats the foregoing amounts as preferential dividends, we would likely rely on the deficiency dividend provisions of the Internal Revenue Code to address our continued qualification as a REIT and to satisfy our distribution requirements.
Our Property Performance — Net Operating Income
          For the year ended December 31, 2010, we completed 24 new portfolio acquisitions, expanded six of our existing portfolios through the purchase of additional medical office buildings within each, and we purchased the remaining 20% interest we previously did not own in HTA-Duke Chesterfield Rehab, LLC, which owns the Chesterfield Rehabilitation Center. For the year ended December 31, 2009, we completed 10 new portfolio acquisitions as well as purchased three new medical office buildings within two of our existing portfolios. The aggregate purchase price of these acquisitions was approximately $806,048,000, bringing our total portfolio value (including both our operating properties and those classified as held for sale), based on acquisition price, to $2,266,359,000 as of December 31, 2010. The average occupancy for our total portfolio of properties of approximately 91% as of December 31, 2010 has remained consistent with the rate of over 90% as of December 31, 2009.
          The aggregate net operating income for the properties for the year ended December 31, 2010 was $137,419,000, as compared to $84,462,000 for the year ended December 31, 2009.
          Net operating income is a non-GAAP financial measure that is defined as net income (loss), computed in accordance with GAAP, generated from properties (including both our operating properties and those classified as held for sale as of December 31, 2010) before interest expense, general and administrative expenses, depreciation, amortization, certain one-time charges, asset management fees, acquisition related expenses, and interest and dividend income. We believe that net operating income provides an accurate measure of the operating performance of our operating assets because net operating income excludes certain items that are not associated with management of the properties. Additionally, we believe that net operating income is a widely accepted measure of comparative operating performance in the real estate community. However, our use of the term net operating income may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount.
          To facilitate understanding of this financial measure, a reconciliation of net loss to net operating income has been provided for the years ended December 31, 2010 and 2009.

	Years Ended December 31,
	2010	2009
Net loss	$(7,919,000)	$(24,773,000)
Add:
General and administrative expense	18,753,000	12,285,000
Asset management fees	—	3,783,000
Acquisition-related expenses	11,317,000	15,997,000
Depreciation and amortization	78,561,000	53,595,000
Interest expense	29,541,000	23,824,000
One-time redemption, termination, and release payment to former advisor	7,285,000	—
Less:
Interest and dividend income	(119,000)	(249,000)

Net operating income	$137,419,000	$84,462,000

Unaudited Pro Forma Consolidated Statements of Operations
For the Year Ended December 31, 2010
     The accompanying unaudited pro forma consolidated statements of operations (including notes thereto) are qualified in their entirety by reference to and should be read in conjunction with our December 31, 2010 Annual Report on Form 10-K, which is incorporated by reference into this supplement.
     The accompanying unaudited pro forma consolidated statements of operations for the year ended December 31, 2010 are presented as if we acquired the Columbia Medical Office Portfolio (the “Property”) on January 1, 2010. The Property was acquired using proceeds, net of offering costs, received from our follow-on public offering through the acquisition date at $10.00 per share, as well as the assumption of debt in the amount of $100.4 million.
     The accompanying unaudited pro forma consolidated financial statements are for informational purposes only and unaudited and are subject to a number of estimates, assumptions, and other uncertainties, and do not purport to be indicative of the actual results of operations that would have occurred had the acquisitions reflected therein in fact occurred on the dates specified, nor do such financial statements purport to be indicative of the results of operations that may be achieved in the future. In addition, the unaudited pro forma consolidated financial statements include pro forma allocations of the purchase price of the Property based upon preliminary estimates of the fair value of the assets acquired and liabilities assumed in connection with the acquisitions and are subject to change. In the opinion of management, all material adjustments necessary to reflect the effect of this transaction have been made.

Healthcare Trust of America, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2010
(Unaudited)

	December 31, 2010	Acquisition of		December 31, 2010
	As Reported (A)	Columbia Portfolio (B)		Proforma
Revenues:
Rental Income	$192,294,000	$20,750,000	(C)	$213,044,000
Interest income from real estate notes receivable, net	7,585,000	—		7,585,000

Total Revenues	199,879,000	20,750,000		220,629,000

Expenses:
Rental expenses	65,338,000	5,138,000	(D)	70,476,000
General and administrative	37,355,000	—		37,355,000
Depreciation and amortization	77,338,000	6,912,000	(E)	84,250,000

Total Expenses	180,031,000	12,050,000		192,081,000

(Loss) income before other income (expense)	19,848,000	8,700,000		28,548,000
Other income (expense):
Interest expense (including amortization of deferred financing costs and debt discount):
Interest expense related to mortgage loan payables and line of credit	(35,336,000)	(6,039,000	) (F)	(41,375,000)
Loss on derivative financial instruments	5,954,000	—		5,954,000
Interest and dividend income	119,000	—		119,000

Net Income (Loss) from Continuing Operations	(9,415,000)	2,661,000		(6,754,000)

Discontinued Operations
Income from discontinued operations	1,496,000	—		1,496,000
Less: Net income attributable to noncontrolling interest of limited partners	16,000	—		16,000

Net income (loss) attributable to controlling interest	$(7,903,000)	$—		$(5,242,000)

Net income (loss) per share attributable to controlling interest on distributed and undistributed earnings — basic and diluted:
Continuing Operations	$(0.06)	$0.02		$(0.04)
Discontinued Operations	0.01	—		0.01

Net loss per share attributable to controlling interest	(0.05)	0.02		(0.03)
Weighted average number of common shares outstanding
Basic	165,952,860	—		165,952,860

Diluted	165,952,860	—		165,952,860	(G)

Healthcare Trust of America, Inc.
Notes to Unaudited Pro Forma Consolidated Statements of Operations
For the Year Ended December 31, 2010

(A)  Reflects the Company’s historical results of operations for the year ended December 31, 2010.
(B)  Amounts represent pro forma adjustments to reflect the operations of the Columbia Medical Office Portfolio (the “Property”) for the year ended December 31, 2010.
(C)  Rental income includes straight line rental revenues and tenant reimbursement income for the Property in accordance with the respective lease agreements, as well as the amortization of above and below market leases.
(D)  Adjustments were made for an incremental property tax expense assuming the acquisition price and historical property tax rates. Also, adjustments were made for other rental expenses, such as utilities, insurance, ground maintenance, building maintenance, and property management fees based on historical results of the Property.
(E)  Depreciation expense on the portion of the purchase price allocated to building is recognized using the straight-line method and a 39 year life. Depreciation expense on improvements is recognized using the straight-line method over an estimated useful life between 19 and 180 months. Amortization expense on the identified intangible assets, excluding above and below market leases, is recognized using the straight-line method over an estimated useful life between 1 and 540 months.
The purchase price allocations, and therefore depreciation and amortization expense, are preliminary and subject to change.
(F)  The Property was acquired using proceeds, net of offering costs, received from our follow-on public offering through the acquisition date at $10.00 per share, as well as the assumption of debt in the amount of $100.4 million. Adjustments to interest expense were determined based on the weighted average interest rate of 5.85% and the remaining weighted average life of 3.8 years accordance with the respective loan assumption agreements.
(G)  Represents the weighted average number of shares of common stock from our follow-on public offering. No additional shares were required to generate sufficient offering proceeds to fund the purchase of the Property as there was sufficient cash for both periods.

Update to Risk Factors
          The “Risk Factors” section of the prospectus entitled “Investment Risks” is hereby supplemented by the following updated risk factors:
There is currently no public market for shares of our common stock. Therefore, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount.
          There currently is no public market for shares of our common stock. We do not expect a public market for our stock to develop prior to the listing of our shares on a national securities exchange, which may not occur in the near future or at all. Additionally, our charter contains restrictions on the ownership and transfer of our shares, and these restrictions may inhibit your ability to sell your shares. We have adopted a share repurchase plan but it is limited in terms of the amount of shares which may be repurchased quarterly and annually and may be limited, suspended, terminated or amended at any time by our board of directors, in its sole discretion, upon 30 days’ notice. On November 24, 2010, we, with the approval of our board of directors, elected to amend and restate our share repurchase plan effective January 1, 2011. Starting in the first calendar quarter of 2011, we will fund a maximum of $10 million of share repurchase requests per quarter, subject to available funding. Funding for our repurchase program each quarter will come exclusively from and will be limited to the sale of shares under our DRIP during such quarter. These limits have prevented us from accommodating all repurchase requests in the past and are likely to do so in the future. In addition, with the termination of our follow-on offering on February 28, 2011, except for the DRIP, we are conducting an ongoing review of potential alternatives for our share repurchase plan, including the suspension or termination of the plan.
          Therefore, it may be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you may only be able to sell them at a substantial discount from the price you paid. This may be the result, in part, of the fact that, at the time we make our investments, the amount of funds available for investment has been reduced by approximately 11.5% of the gross offering proceeds that was used to pay selling commissions, the dealer manager fee and organizational and offering expenses. We also are required to use gross offering proceeds to pay acquisition expenses. Unless our aggregate investments increase in value to compensate for these fees and expenses, which may not occur, it is unlikely that you will be able to sell your shares without incurring a substantial loss. We cannot assure you that your shares will ever appreciate in value equal to the price you paid for your shares. Thus, stockholders should consider their investment in our common stock as illiquid and a long-term investment, and you must be prepared to hold your shares for an indefinite length of time. Please see “Description of Capital Stock — Restriction on Ownership of Shares” for a more complete discussion on certain restrictions regarding your ability to transfer your shares.
Our operations have resulted in net losses to date, which may make our future performance and the performance of an investment in our shares difficult to predict. In addition, investors who purchased shares of our common stock in this offering may have incurred, as of December 31, 2010, an immediate dilution in the net book value per share of our common stock from the price paid in this offering. Investors purchasing common shares in this offering may experience further dilution if we issue additional equity.
          For the years ended December 31, 2010, 2009, 2008, our operations resulted in a net loss of approximately $7.92 million, $24.77 million and $28.41 million, respectively. We have experienced net losses since our inception and our net losses may increase in the future. Our net losses may increase the risk and uncertainty investors face in making an investment in our shares, including risks related to our ability to pay future distributions.
          Net book value, which is calculated including depreciated tangible assets, deferred financing and leasing costs, and amortized identified intangible assets, which are comprised of acquired above-market leases and leasehold interests net of acquired below-market leases and leasehold interests, acquired in-place lease value, and tenant relationships, was $7.34 as of December 31, 2010 as compared to our offering price per share as of December 31, 2010. Net book value is not an estimate of net asset value, or of the market value or other value of our common stock.
          Further, investors who purchased shares in this offering may experience further dilution of their equity investment in the event that we sell additional common shares in the future, if we sell securities that are convertible into common shares or if we issue shares upon the exercise of options, warrants or other rights.
We may not have sufficient cash available from operations to pay distributions, and, therefore, distributions may be paid, without limitation, with offering proceeds or borrowed funds.
          The amount of the distributions we make to our stockholders will be determined by our board of directors and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT. On February 14, 2007, our board of directors approved a 7.25% per annum, or $0.725 per common share based on a $10.00 share price, distribution to be paid to our stockholders beginning with our February 2007 monthly distribution, and we have continued to declare distributions at that rate through the first quarter of 2011 and for April 2011. However, we cannot guarantee the amount and timing of distributions paid in the future, if any.
          If our cash flow from operations is less than the distributions our board of directors determines to pay, we would be required to pay our distributions, or a portion thereof, with borrowed funds. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds.
          In the past we have paid a portion of our distributions using offering proceeds or borrowed funds, and we may continue to use borrowed funds in the future to pay distributions. For the year ended December 31, 2010, we paid distributions of $116,727,000 ($60,176,000 in cash and $56,551,000 in shares of our common stock pursuant to the DRIP), as compared to cash flow from operations of $58,503,000. The remaining $58,224,000 of distributions paid in excess of our cash flow from operations, or 50%, was paid using borrowed funds.

You may be unable to sell your shares because your ability to have your shares repurchased pursuant to our amended and restated share repurchase plan has been limited.
          Even though our share repurchase plan may provide you with a limited opportunity to sell your shares to us after you have held them for a period of one year or in the event of death or qualifying disability, you should be fully aware that our share repurchase plan contains significant restrictions and limitations. Repurchases of shares, when requested, will generally be made quarterly. Our board may limit, suspend, terminate or amend any provision of the share repurchase plan upon 30 days’ notice. Repurchases will be limited to 5.0% of the weighted average number of shares outstanding during the prior calendar year, subject to available fund the DRIP. On November 24, 2010, we, with the approval of our board of directors, elected to amend and restate our share repurchase plan. Pursuant to the amended and restated share repurchase plan, starting in the first calendar quarter of 2011, we will fund a maximum of $10 million of share repurchase requests per quarter, subject to available funding. Funding for quarterly repurchases of shares will come exclusively from and will be limited to the net proceeds from the sale of shares under the DRIP in the applicable quarter. In addition, you must present at least 25.0% of your shares for repurchase and until you have held your shares for at least four years, repurchases will be made for less than you paid for your shares. Therefore, in making a decision to purchase shares of our common stock, you should not assume that you will be able to sell any of your shares back to us pursuant to our amended and restated share repurchase plan at any particular time or at all.
We have submitted a request for a closing agreement with the IRS granting us relief for any preferential dividends we may have paid.
          Preferential dividends cannot be used to satisfy the REIT distribution requirements. In 2007, 2008 and through July 2009, shares of common stock issued pursuant to our DRIP were treated as issued as of the first day following the close of the month for which the distributions were declared, and not on the date that the cash distributions were paid to stockholders not participating in our DRIP. Because we declare distributions on a daily basis, including with respect to shares of common stock issued pursuant to our DRIP, the IRS could take the position that distributions paid by us during these periods were preferential. In addition, during the six months beginning September 2009 through February 2010, we paid certain IRA custodial fees with respect to IRA accounts that invested in our shares. The payment of such amounts could also be treated as dividend distributions to the IRAs, and therefore could result in our being treated as having made additional preferential dividends to our stockholders.
          Accordingly, we have submitted a request to the IRS seeking a closing agreement under which the IRS would grant us relief for preferential dividends that may have been paid. We cannot assure you that the IRS will accept our proposal for a closing agreement. Even if the IRS accepts our proposal, we may be required to pay a penalty if the IRS were to view the prior operation of our DRIP or the payment of such fees as preferential dividends. We cannot predict whether such a penalty would be imposed or, if so, the amount of the penalty.
          If the IRS does not agree to our proposal for a closing agreement and treats the foregoing amounts as preferential dividends, we may be able to rely on the deficiency dividend provisions of the Code to address our continued qualification as a REIT and to satisfy our distribution requirements.
Amendment and Restatement of Our 2006 Incentive Plan
          As previously disclosed, our compensation committee and board of directors have been conducting a comprehensive review of our compensation structure to ensure it meets our primary objective — to incentivize and reward demonstrated performance by our management and board of directors, which performance is expected to result in added value to us and our stockholders, both in the short and long term.
          As a result of this review, on February 24, 2011, our Board of Directors amended and restated our 2006 Incentive Plan. Consistent with the original plan, the amended and restated 2006 Incentive Plan permits the grant of incentive awards to our employees, officers, non-employee directors, and consultants as selected by our board of directors or the compensation committee. The plan is designed to provide maximum flexibility to our board of directors and compensation committee in designing individual awards. The details of awards, such as vesting terms and post-termination exercise periods, will be addressed in the individual award agreements, which do not have to be the same for all participants.

          The amended and restated 2006 Incentive Plan authorizes the granting of awards in any of the following forms: options, stock appreciation rights, restricted stock, restricted or deferred stock units, performance awards, dividend equivalents, other stock-based awards, including units in operating partnership, and cash-based awards. Subject to adjustment as provided in the amended and restated 2006 Incentive Plan, the aggregate number of shares of our common stock reserved and available for issuance pursuant to awards granted under the amended and restated 2006 Incentive Plan is 10,000,000 (which includes 2,000,000 shares originally reserved for issuance under the plan and 8,000,000 new shares added pursuant to the amendment and restatement).
          Unless otherwise provided in an award certificate or any special plan document governing an award, upon the termination of a participant’s service due to death or disability (as defined in the amended and restated 2006 Incentive Plan), (1) all of that participant’s outstanding options and stock appreciation rights will become fully vested and exercisable; (2) all time-based vesting restrictions on that participant’s outstanding awards will lapse; and (3) the payout level under all of that participant’s outstanding performance-based awards will be determined and deemed to have been earned based upon an assumed achievement of all relevant performance goals at the “target” level, and the awards will payout on a pro rata basis, based on the time within the performance period that has elapsed prior to the date of termination.
          Unless otherwise provided in an award certificate or any special plan document governing an award, upon the occurrence of a change in control of the company (as defined in the amended and restated 2006 Incentive Plan) in which awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control in a manner approved by the compensation committee or our board of directors: (1) all outstanding options and stock appreciation rights will become fully vested and exercisable; (2) all time-based vesting restrictions on outstanding awards will lapse as of the date of termination; and (3) the payout level under outstanding performance-based awards will be determined and deemed to have been earned as of the effective date of the change in control based upon an assumed achievement of all relevant performance goals at the “target” level, and the awards will payout on a pro rata basis, based on the time within the performance period that has elapsed prior to the change in control. With respect to awards assumed by the surviving entity or otherwise equitably converted or substituted in connection with a change in control, if within one year after the effective date of the change in control, a participant’s employment is terminated without cause or the participant resigns for good reason (as such terms are defined in the amended and restated 2006 Incentive Plan), then: (1) all of that participant’s outstanding options and stock appreciation rights will become fully vested and exercisable; (2) all time-based vesting restrictions on that participant’s outstanding awards will lapse as of the date of termination; and (3) the payout level under all of that participant’s performance-based awards that were outstanding immediately prior to effective time of the change in control will be determined and deemed to have been earned as of the date of termination based upon an assumed achievement of all relevant performance goals at the “target” level, and the awards will payout on a pro rata basis, based on the time within the performance period that has elapsed prior to the date of termination.
          Our Compensation Committee and the board of directors conduct ongoing comprehensive reviews of our compensation program to ensure it meets our primary objective —to reward demonstrated performance and to incentivize future performance by our management and board of directors, which results in added value to us and our stockholders, in the short, mid, and long term. The Compensation Committee and the Board of Directors as a whole recognize that an effective compensation structure is critical to our success now and in the future. A key element of this ongoing compensation review is to look at our company today as a self-managed entity and to take into account our future strategic direction and objectives, including potential stockholder enhancement and liquidity events, all of which are consistent with the best interests of our stockholders. Our compensation structure needs to be both competitive and focused on aligning the performance by our executives and employees with a fair reward system.
          We recently determined that certain strategic opportunities and initiatives should be undertaken and that our compensation programs need to be adjusted and amended to be consistent with changes in our corporate strategies, different timeframes, changes in scope of work, changes in the potential value and application of previously contemplated incentive programs, extraordinary performance and other factors. The compensation Committee and board of directors are reviewing and adjusting the existing compensation program to ensure that performance incentives are put in place consistent with our strategic initiatives and the expected employee performance to achieve these initiatives. The compensation committee has engaged Towers Watson & Co., an independent compensation consultant, to assist and advise the compensation committee with this review. The Compensation Committee may also engage additional consultants as part of this process. After such review is completed, the Compensation Committee and our board of directors may make changes to the current compensation structure, including, without limitation, the establishment of performance compensation based on early and mid-range liquidity and other stockholder enhancement actions and changes to the employee retention program discussed above.
Information Regarding Our Share Repurchase Plan
Repurchases Under Our Share Repurchase Plan for the Year Ended December 31, 2010
          Our board of directors has adopted a share repurchase plan that provides eligible stockholders with limited, interim liquidity by enabling them to sell their shares back to us in limited circumstances, subject to significant restrictions and conditions. Share repurchases are made at the sole discretion of our board of directors. We fund share repurchases exclusively from the proceeds we receive from the sale of shares under the DRIP.
          Pursuant to the terms of share repurchase plan, we repurchase shares on the first business day of the month following the quarter for which the share requests were made. For the year ended December 31, 2009, we repurchased 1,730,011 shares of our common stock at an average price of $9.40 per share, for an aggregate amount of $16,266,000, representing 100% of the shares requests submitted for the fourth quarter of 2008 through the third quarter of 2009. For the year ended December 31, 2010, we repurchased 5,448,260 shares of our common stock at an average price of $9.52 per share, for an aggregate amount of $51,856,000, representing 100% of the shares requests submitted for the fourth quarter of 2009 through the third quarter of 2010.
          Repurchases under our share repurchase plan are limited to 5.0% of the weighted average number of shares outstanding during the prior calendar year. In 2010, we received repurchase requests that exceeded the 5% limit for the 2010 calendar year. As a result, of the 4,639,559 shares requested to be repurchased for the fourth quarter of 2010, which represent repurchases that would have occurred during the first quarter of 2011, we repurchased 821,454 shares of our common stock, at an average price of $9.63 per share, but we were unable to fulfill requests to repurchase 3,818,105 shares of common stock.
          As of December 31, 2010 and 2009, we had repurchased a total of 7,288,019 shares of our common stock for an aggregate amount of $69,199,000, and 1,839,759 shares of our common stock for an aggregate amount of $17,343,000, respectively.
Clarification Regarding Our Share Repurchase Plan
          In connection with the registration of our follow-on public offering of common stock, we have been asked by the Alabama Securities Commission to clarify a feature of our share repurchase plan. Accordingly, the following sentence is added to the discussion of our share repurchase plan in the prospectus under the heading “Description of Capital Stock — Share Repurchase Plan:”
          We, our directors, executive officers and their affiliates are prohibited from receiving a fee in connection with the repurchase of our shares.
Information Regarding Our Amended and Restated Share Repurchase Plan
          The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Share Repurchase Plan” beginning on page 16 of the prospectus and the “Description of Capital Stock — Share Repurchase Plan” section beginning on page 122 of the prospectus.

          Our board of directors has adopted a share repurchase plan that provides eligible stockholders with limited, interim liquidity by enabling them to sell their shares back to us in limited circumstances. Under our share repurchase plan, we have the ability to make repurchases under our repurchase plan quarterly, at our sole discretion, on a pro rata basis. Subject to funds being available, the number of shares repurchased during any calendar year has been limited to 5.0% of the weighted average number of shares outstanding during the prior calendar year, and funding for our repurchase program has come exclusively from proceeds we have received from the sale of shares under our DRIP.
          Our board of directors, in its sole discretion, has the power to terminate, amend or suspend the share repurchase plan at any time if it determines that the funds allocated to the plan are needed for other purposes, such as the acquisition, maintenance or repair of properties, or for use in making a declared distribution payment. On November 24, 2010, we, with the approval of our board of directors, elected to modify our share repurchase plan in an effort to make it more compatible with the future growth of our company and more equitable to stockholders who make repurchase requests. Starting in the first calendar quarter of 2011, we will fund a maximum of $10 million of share repurchase requests per quarter, subject to available funding. Funding for our repurchase program will come exclusively from and will be limited to proceeds we receive from the sale of shares under our DRIP during such quarter.
          We cannot guarantee that the funds set aside for our share repurchase program will be sufficient to accommodate all requests made each quarter. Consistent with our current program, repurchases based on death and disability will receive priority treatment and will be repurchased in full prior to other repurchases. Pending requests will be honored on a pro rata basis if insufficient funds are available in such quarter. For each quarter, we will start with new repurchase requests. Consequently, unfulfilled previous requests for repurchases will not be carried over to subsequent quarterly periods. You may withdraw a repurchase request upon written notice at any time prior to the date of repurchase. In addition, shares previously sold or transferred for value by a stockholder will not be eligible for repurchase under the amended share repurchase plan. Please see Annex A for a copy of our amended and restated share purchase plan, which was effective on January 1, 2011 and supersedes Exhibit C to our prospectus.
          Our board of directors determined that it was in the best interests of our stockholders to limit quarterly share repurchases as described above for two reasons. First, we want to continue to maintain a strong balance sheet with a low level of debt and appropriate levels of cash for working capital, as well as to preserve our capital in order to grow our company and take advantage of strategic acquisition opportunities to continue to enhance stockholder value. With these changes, the share repurchase plan will operate consistent with available funding from the DRIP without the potential for any unfunded obligations. The amended share repurchase plan will enable us to use any excess DRIP proceeds to make strategic investments in medical office buildings to continue to grow our company. Second, we want to be able to accommodate repurchase requests throughout the calendar year. Without these changes, a concentrated amount of repurchase requests in the first part of the year could create both a potential unfunded obligation and limit our ability to accommodate future requests.
Amended Indemnification Agreements
          On December 20, 2010, we entered into amended and restated indemnification agreements with each of our independent directors, W. Bradley Blair, II, Maurice J. DeWald, Warren D. Fix, Larry L. Mathis, Gary T. Wescombe, and our non-independent director, Chairman of the Board, Chief Executive Officer and President, Scott D. Peters. On December 20, 2010, we entered into new indemnification agreements with two of our officers, Kellie S. Pruitt and Mark D. Engstrom. Pursuant to the terms of these indemnification agreements, we will indemnify and advance expenses and costs incurred by our directors and officers in connection with any claims, suits or proceedings brought against such directors and officers as a result of his or her service, subject to the terms and conditions set forth in such indemnification agreements and in our charter.

Update to Estimated Use of Proceeds
          The third paragraph of the section of the prospectus entitled “Estimated Use of Proceeds” is hereby supplemented by the following:
          As long as our shares are not listed on a national securities exchange, it is anticipated that substantially all of the proceeds from the sale of shares pursuant to the DRIP will be used to fund repurchases of shares under our share repurchase plan. Proceeds from the sale of shares pursuant to the DRIP that are not used to fund repurchases of shares under our share repurchase plan will be used to make strategic investments in medical office buildings to continue to grow our company.
Engagement of J.P. Morgan Securities, Inc. as Lead Strategic Advisor
          On August 16, 2010, we engaged J.P. Morgan Securities, Inc., or JP Morgan, to act as our lead strategic advisor to assist us in exploring various actions to maximize stockholder value, including the assessment of various liquidity events. We have previously disclosed in the prospectus that we intend to effect a liquidity event by September 20, 2013 and that we may consider, among other alternatives, listing our shares on a national securities exchange, a sale or merger transaction, or a sale of substantially all of our assets.
          Our objective is to both preserve and increase stockholder value. We are always reviewing opportunities that we believe will help us achieve this objective, whether it be in the form of an asset acquisition, improving asset performance, reducing our cost structure or otherwise. Given the recent focus on healthcare reform, the increased demand for medical office buildings and healthcare-related facilities that we have seen, and our overall financial position, we believe we should review with JP Morgan potential opportunities to enhance stockholder value that may be available to us. We also believe that taking steps to assess strategic alternatives, and timely implement any value enhancement opportunities if and when available, will enable us to achieve the greatest value for stockholders by 2013. As a self-managed company with well-performing assets and a strong balance sheet, we believe we are well-positioned to timely execute a transaction that will enhance stockholder value, as and when market conditions provide us with such opportunities.
          We cannot assure you that a strategic transaction or other opportunity to enhance stockholder value is or will be available to us.
Update to Investment Objectives, Strategy and Criteria
          In connection with the registration of our follow-on public offering of common stock, we have been asked by the Alabama Securities Commission to revise our investment limitations disclosure. Accordingly, the following replaces the first paragraph on page 61 of the prospectus under the heading “Investment Objectives, Strategy and Criteria — Investment Limitations:”
          Our charter places numerous limitations on us with respect to the manner in which we may invest our funds or issue securities. Until our common stock is listed on a national securities exchange, we will not:
Update Regarding Our Sources of Credit
Unsecured Revolving Credit Facility
          On November 22, 2010, we and Healthcare Trust of America Holdings, LP, our operating partnership, entered into a credit agreement, or the credit agreement, with JPMorgan Chase Bank, N.A., as administrative agent, or JPMorgan, Wells Fargo Bank, N.A. and Deutsche Bank Securities Inc., as syndication agents, U.S. Bank National Association and Fifth Third Bank, as Documentation Agents, and the lenders named therein to obtain an unsecured revolving credit facility in an aggregate maximum principal amount of $275,000,000, or the unsecured credit facility, subject to increase as described below.
          The proceeds of loans made under the credit agreement may be used for our working capital needs and general corporate purposes, including permitted acquisitions and repayment of debt. In addition to loans, our operating partnership may obtain up to $27,500,000 of the credit available under the credit agreement in the form of letters of credit or up to $15,000,000 of the credit available under the credit agreement in the form of swingline loans. The credit facility matures in November 2013.
          The actual amount of credit available under the credit agreement is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the credit agreement. Subject to the terms of the credit agreement, the maximum principal amount of the credit agreement may be increased by up to $225,000,000, for a total principal amount of $500,000,000, subject to such additional financing being offered and provided by existing lenders or new lenders under the credit agreement.
          At the option of our operating partnership, loans under the credit agreement bear interest at per annum rates equal to:
•	(i) the greatest of: (x) the prime rate publicly announced by JPMorgan, (y) the Federal Funds effective rate plus 0.5% and (z) the Adjusted LIBO Rate plus 1.0%, plus (ii) a margin ranging from 1.50% to 2.50% based on our operating partnership’s total leverage ratio, which we refer to as ABR loans; or

•	(i) the Adjusted LIBO Rate plus (ii) a margin ranging from 2.50% to 3.50% based on our operating partnership’s total leverage ratio, which we refer to as Eurodollar loans.
          Accrued interest under the credit agreement is payable quarterly and at maturity. If our operating partnership obtains a credit rating, the margin for ABR loans will be adjusted so that it ranges from 0.85% to 1.95%, and the margin for Eurodollar loans will be adjusted so that it ranges from 1.85% to 2.95%, in each case based on our operating partnership’s credit rating.
          Our operating partnership is required to pay a fee on the unused portion of the lenders’ commitments under the credit agreement at a per annum rate equal to 0.375% if the average daily used amount is greater than 50% of the commitments and 0.50% if the average daily used amount is less than 50% of the commitments, payable quarterly in arrears. In the event our operating partnership obtains a credit rating, our operating partnership is required to pay a facility fee on the total commitments ranging from 0.40% to 0.55% but no longer will be required to pay a fee on unused commitments.
          Our operating partnership’s obligations with respect to the credit agreement are guaranteed by us and by certain subsidiaries of our operating partnership, as identified in the credit agreement.
          The credit agreement contains various affirmative and negative covenants that we believe are usual for facilities and transactions of this type, including limitations on the incurrence of debt by us, our operating partnership and its subsidiaries that own unencumbered assets, limitations on the nature of our operating partnership’s business, and limitations on distributions by our operating partnership and its subsidiaries that own unencumbered assets. Pursuant to the credit agreement, beginning with the quarter ending September 30, 2011, our operating partnership may not make distribution payments to us in excess of the greater of: (i) 100% of its normalized adjusted FFO (as defined in the credit agreement) for the period of four quarters ending September 30, 2011 and December 31, 2011, (ii) 95% of normalized adjusted FFO for the period of four quarters ending March 31, 2012 and (iii) 90% of normalized adjusted FFO for the period of four quarters ending June 30, 2012 and thereafter.
          The credit agreement also imposes a number of financial covenants on us and our operating partnership, including: a maximum ratio of total indebtedness to total asset value; a maximum ratio of secured indebtedness to total asset value; a maximum ratio of recourse secured indebtedness to total asset value; a minimum ratio of EBITDA to fixed charges; a minimum tangible net worth covenant; a maximum ratio of unsecured indebtedness to unencumbered asset value; a minimum ratio of unencumbered net operating income to unsecured indebtedness; and a minimum ratio of unencumbered asset value to total commitments.
          In addition, the credit agreement includes events of default that we believe are usual for facilities and transactions of this type, including restricting us from making distributions to our stockholders in the event we are in default under the credit agreement, except to the extent necessary for us to maintain our REIT status.
          In connection with the entry into the credit agreement, the credit agreement entered into on October 13, 2010, by and among us, our operating partnership, JPMorgan, as administrative agent, Wells Fargo Bank, N.A. and Deutsche Bank Securities Inc., as syndication agents, and the lenders named therein, to obtain an unsecured revolving credit facility in an aggregate maximum principal amount of $200,000,000 was terminated and in connection with such termination, we paid commitment fees of approximately $111,000. There were no amounts outstanding under such credit facility at the time of its termination.
Secured Credit Facility
          On February 1, 2011, we closed a senior secured real estate term loan in the amount of $125,500,000 from Wells Fargo Bank, National Association, or Wells Fargo Bank, N.A. The primary purposes of the term loan included refinancing four Wells Fargo Bank loans totaling approximately $89,969,000, paying off one Wells Fargo Bank loan totaling $10,943,000, and providing post-acquisition financing on a recently purchased property. Interest shall be payable monthly at a rate of one-month LIBOR plus 2.35%, which currently equates to 2.61%. Including the impact of the interest rate swap discussed below, the weighted average rate associated with this term loan is 3.10%. This is lower than the weighted average rate of 4.18% (including the impact of interest rate swaps) that we were previously paying on the refinanced debt. The term loan matures on December 31, 2013 and includes two 12-month extension options, subject to the satisfaction of certain conditions.
          The loan agreement for the term loan includes customary financial covenants for loans of this type, including a maximum ratio of total indebtedness to total assets, a minimum ratio of EBITDA to fixed charges, and a minimum level of tangible net worth. In addition, the term loan agreement for this secured term loan includes events of default that we believe are usual for loans and transactions of this type.
          The term loan is secured by 25 buildings within 12 property portfolios in 13 states and has a two year period in which no prepayment is permitted. Our operating partnership has guaranteed 25% of the principal balance and 100% of the interest under the term loan.
          In anticipation of the term loan, we purchased an interest rate swap, with Wells Fargo Bank as counterparty, for a notional amount of $75,000,000. The interest rate swap was amended on January 25, 2011. The interest rate swap is secured by the pool of assets collateralizing the secured term loan. The effective date of the swap is February 1, 2011, and matures no later than December 31, 2013. The swap will fix one-month LIBOR at 1.0725% which when added to the spread of 2.35%, will result in a total interest rate of approximately 3.42% for $75,000,000 of the term loan during the initial term.
Entry into Redemption, Termination and Release Agreement
          On October 18, 2010, we entered into a redemption, termination and release agreement, or the redemption agreement, with our former sponsor, our former advisor, our former dealer manager, and certain of their affiliates, or the Grubb related parties. Pursuant to the redemption agreement, we redeemed the limited partner interest that our former advisor held in our operating partnership, including all rights with respect to a subordinated distribution upon the occurrence of certain liquidity events. For more information regarding the subordinated distribution right that was redeemed, see “Compensation Table — Compensation to Our Former Advisor — Subordinated Distribution” in our prospectus. In addition, we and the Grubb related parties resolved all remaining issues between the parties. In connection with the execution of the redemption agreement, we made a one-time payment to the Grubb related parties of $8.0 million. We believe that the execution of the redemption agreement represents the final stage of our successful separation from Grubb & Ellis and that the redemption agreement further positions us to take advantage of potential strategic opportunities in the future.
Amendments to Our Charter
          On December 20, 2010, at the reconvened annual meeting, our stockholders voted upon and approved six proposals to amend certain provisions of our charter, which do the following:
Listing Related Amendments
     (a) provide for the reclassification and conversion of our common stock in the event our shares are listed on a national securities exchange to implement a phased in liquidity program;
     (b) provide that certain provisions of our charter will not remain in effect in the event our shares are listed on a national securities exchange;

Self-Management Related and Other Amendments
     (c) reflect that we are self-managed and no longer externally advised or sponsored;
     (d) require compliance with the Securities and Exchange Commission’s tender offer regulations under the Securities Exchange Act of 1934, as amended, for any tender offer made for our shares regardless of the size of the tender offer;
     (e) address changes requested by state securities administrators in connection with the registration of our follow-on offering; and
     (f) effectuate certain ministerial revisions and clarifications.
          These charter amendments became effective on December 20, 2010. Set forth below are some Questions and Answers regarding each of these amendments. Following these Questions and Answers are more detailed discussions of each of the amendments to our charter.
Why was the company’s charter amended to provide for the reclassification and conversion of the company’s common stock in the event the company’s shares are listed on a national securities exchange?
          We have previously disclosed that we intend to effect a liquidity event by September 20, 2013. Consistent with this objective, we are currently evaluating alternatives for maximizing stockholder value and providing liquidity to our stockholders. We may consider, among other alternatives, listing our shares on a national securities exchange, or a Listing, a merger transaction, or a sale of substantially all of our assets. We proposed these amendments and submitted them for approval by our stockholders to prepare our company in the event we decide to pursue a Listing.
          We may determine that a Listing is in the best interests of our stockholders for several reasons. These reasons include (1) providing us with faster access to debt and equity capital, (2) providing us with access to a lower cost of capital, (3) making our shares and our operating partnership’s limited partner units more attractive acquisition consideration and (4) providing liquidity, on a phased in basis, to our stockholders. These reasons are discussed in more detail below under “Amendments to Reclassify and Convert Our Common Stock Prior to a Listing.” In the event we determine it is in the best interest of our stockholders to pursue a Listing, we may also determine to conduct a concurrent underwritten public offering of shares, or an Offering. We have determined that a key part of any Listing and/or Offering that we undertake will be to have a phased in liquidity program for our outstanding shares of stock.
          To accomplish a phased in liquidity program, it is necessary to reclassify and convert our common stock into shares of Class A common stock and Class B common stock immediately prior to a Listing. The shares of Class A common stock would be listed on a national securities exchange. The shares of Class B common stock would not be listed. Rather, those shares would convert into shares of Class A common stock and become listed in defined phases, over a defined period of time. The amendments provide that all shares of Class B common stock would convert into shares of Class A common stock within 18 months of a Listing, with individual classes of Class B common stock converting into Class A common stock and becoming listed every six months. The Board of Directors will have the right to accelerate the timeframe for when each class of Class B common stock converts into Class A common stock, but no shares will convert earlier than six months following the date of Listing. If we do make a determination to pursue a Listing, the ultimate length of the overall phased in liquidity program and the timing of each of the phases will depend on a number of factors, including the timing of the Listing.
          Our objective is to provide liquidity as soon as is reasonably possible, without sacrificing valuation. We believe, and our strategic advisors agree, that the reclassification and conversion of our shares of common stock increases our ability to maximize the success of a Listing and any concurrent Offering both in the short and long term.
What are the intended benefits of a phased in liquidity program?
          With a Listing, we believe that liquidity is one part of a two part equation. The other part is valuation. Both parts are needed. We believe that it is in the best interests of our stockholders to have stable stock pricing in the short and long term. We cannot control market forces. However, we can attempt to structure a Listing to increase the likelihood of success for our stockholders. The fact is we have a large company with a substantial number of shares outstanding. As of March 25, 2010, there were approximately 225,482,779 shares of our common stock outstanding. If we conduct a Listing without a phased in liquidity program, all of our shares of common stock would become listed at the same time and, therefore, could be put up for sale in the public market. This could result in concentrated sales of our common stock. Concentrated sales will likely depress the trading price. The potential for concentrated sales of our outstanding common stock could also make our shares less attractive to institutional and other investors in any concurrent Offering and reduce demand to buy stock and/or reduce the price investors are willing to pay. The phased in liquidity program directly addresses this potential risk, and therefore increases the likelihood of a successful Listing. With a phased in liquidity program, we believe our shares will be able to become traded in the public market without causing any material disruption or imbalance in stock pricing.
Will the reclassification and conversion impact my voting rights, right to receive distributions or my proportional ownership interest in the company?
          No. The shares of Class B common stock and the shares of Class A common stock will have the same voting rights and right to receive distributions. Additionally, the reclassification and conversion will have no immediate impact on the proportional ownership interests of our stockholders prior to the reclassification and conversion, except for any changes as a result of the treatment of fractional shares.
How will the reclassification and conversion of the company’s common stock impact stockholders?
          The reclassification and conversion of our common stock are conditioned upon and would only take effect in the event we proceed with a Listing in the future. If we pursue an alternative strategic opportunity, the reclassification and conversion will never become effective.
          If a Listing does occur and the reclassification and conversion of our common stock becomes effective, it will have a direct impact on the liquidity of our shares of common stock, as discussed below.
          In the event of a Listing, the shares of our common stock owned by our existing stockholders would be divided into multiple classes. Initially, 25% of a stockholder’s shares would be converted into shares of our Class A common stock, which would be listed on a national securities exchange at the time of the Listing. The remaining 75% of the stockholder’s shares would be converted into three classes of our Class B common stock that would not be listed on a national securities exchange. Each of the classes of our Class B common stock will then convert into Class A common stock in intervals with all classes converting no later than 18 months following the Listing Date. However, no classes of Class B common stock will convert into Class A common stock prior to six months following the Listing Date.
          The impact of the reclassification and conversion of our common stock is discussed in detail below under “Amendments to Reclassify and Convert Our Common Stock Prior to a Listing.”
How will the reclassification and conversion be implemented upon a Listing?
          If there is a Listing and the reclassification and conversion become effective, all of your outstanding shares of our common stock will convert into shares of Class A common stock and Class B common stock as described above and in more detail below under “Amendments to Reclassify and Convert Our Common Stock Prior to a Listing.” Currently, all of our shares of common stock are held in uncertificated form and are reflected on the books of our transfer agent, DST Systems, Inc. Upon a Listing, the conversion of your shares would be effected electronically by our transfer agent.
          We expect that if we pursue a Listing, the listed shares would be made eligible for the “direct registration system,” which is similar to our current system of holding shares in uncertificated form. Physical stock certificates would not be issued unless requested by a stockholder. Every stockholder would receive a notification of their holdings post-listing and instructions for having their shares placed in a brokerage account in the event the stockholder wants to make a sale. In the event we determine to list our shares, we will work with our transfer agent, your financial advisors and others to make sure the reclassification and conversion is implemented as smoothly as possible.

What is the purpose of the other Listing related amendments to our charter?
          If we determine to pursue a Listing, these amendments are intended to provide our directors and officers with greater flexibility to operate our company and position us to be similar to other publicly traded companies. Please see “Amendments to Provide that Certain Provisions of Our Charter Will Not Remain in Effect After a Listing” for more information regarding these changes.
Are there any other actions that may be undertaken by the company in connection with a potential Listing or any other strategic opportunity that the company might pursue?
          We are committed to being proactive and taking steps that are intended to create value for our stockholders. We anticipate that we will be undertaking other actions in order to position our company to access and implement potential strategic opportunities.
How will the self-management related and other amendments to the company’s charter impact stockholders?
          The impacts of the other four amendments to the company’s charter are described in more detail below.
Amendments to Reclassify and Convert Our Common Stock Prior to a Listing (Phased In Liquidity Program)
Background
          Our board of directors is currently evaluating alternatives for maximizing stockholder value and providing liquidity to our stockholders. Our board of directors may consider, among other alternatives, listing our shares on a national securities exchange, or a Listing, a merger transaction, or a sale of substantially all of our assets. Our board of directors may determine that a Listing is in the best interests of our stockholders for several reasons, including those discussed below.
          Faster Access to Capital. A Listing may provide us with the ability to raise capital in both the debt and equity markets more rapidly than we are able to raise capital through this offering. In this offering, we are selling our shares of common stock on a best efforts basis through our dealer manager and a network of selling broker-dealers. It takes a long period of time to raise a significant amount of offering proceeds through this method of distribution. This offering was originally scheduled to last at least two years, to enable us to sell the maximum amount of shares registered, and we have the option to extend for an additional one-year period. If our shares were publicly traded and the market value of our equity securities held by non-affiliates was sufficient, we would be able to use a certain short-form registration process with the SEC, referred to as a “shelf registration,” that may enable us to raise money through the capital markets within a few days or weeks rather than months or years as under this offering. If we were able to raise capital more quickly, it might allow us to react more quickly to market conditions and potentially take advantage of additional acquisition opportunities.
          Lower Cost of Capital. A Listing may enable us to raise capital at a cost that is less expensive to us than this offering. In this offering, we pay selling commissions and dealer manager fees to the dealer manager and selling broker-dealers. If our shares are traded on a national securities exchange, we may not be required to pay selling commissions or dealer manager fees or if we are required to pay such fees or other underwriting compensation, we believe they will likely be less than the fees we currently pay. We also may be able to access additional sources of capital that may be less expensive to us, such as unsecured notes. In addition, during the offering period of this offering, we are required to file prospectus supplements and post-effective amendments to the registration statement for the offering in order to disclose material information and developments to potential investors. If we are able to use the SEC’s short-form registration statement discussed above, the information in such a registration statement is automatically updated when we file reports on Form 10-K, Form 10-Q and Form 8-K, thereby alleviating both the need to file ongoing prospectus supplements and post-effective amendments and the associated costs.
          More Attractive Acquisition Consideration. If our shares are publicly traded on a national securities exchange, our shares may be more attractive to potential acquisition targets or the owners of property that we may be interested in acquiring. As a result, we may be able to use our shares as acquisition consideration, which would enable us to conserve cash. If our shares are publicly traded, it may also make acquisitions of properties in exchange for limited partner units in our operating partnership more attractive to property owners. When a property owner contributes property to our operating partnership in exchange for limited partner units, the contribution is generally not taxable at that time. When the operating partnership redeems the limited partner’s units, the transaction is taxable. If we redeem the units for shares of our stock, the owner may not have the cash necessary to pay the taxes due. However, if our shares are listed on a national securities exchange, the property owner can sell the shares to obtain the cash needed to pay the taxes due. As a result, listing our shares on a national securities exchange may make our operating partnership’s limited partner units more attractive as acquisition consideration to potential property sellers.
          Phased In Liquidity for Stockholders. For the reasons discussed above, our board of directors may determine that a Listing is in the best interests of our company and our stockholders independent of any liquidity that our stockholders may obtain as a result of a Listing. Additionally, listing on a national securities exchange would ultimately provide our stockholders liquidity for their shares of our common stock. We believe that liquidity should be provided to our stockholders as part of a Listing which is structured toward achieving stable and optimal stock pricing. In the case of a Listing, the liquidity price is the trading price on the national securities exchange where the shares can be sold. Like everything else, this is subject to supply and demand. If there is too much supply, then the price will move downwards. The phased in liquidity program described below is aimed at attempting to balance supply and demand.
Reclassification and Conversion of Our Common Stock: Phased In Liquidity Program
          We have previously disclosed that we intend to effect a liquidity event by September 20, 2013 and that we may consider, among other alternatives, a Listing, a merger transaction, or a sale of substantially all of our assets. We have amended our charter now so that, (1) if our board of directors determines that it is in our best interest to pursue a Listing, which could potentially be executed with a concurrent Offering, in the future, we will be positioned to act quickly, and (2) such Listing will be structured in a way that we believe is best suited for our company and our stockholders. As part of any Listing in the future, there will be a phased in liquidity program. Under this program, liquidity would be provided to our stockholders in stages. As discussed below, we believe a phased in liquidity program is an important component of a successful Listing, as it is directed toward both liquidity and valuation.
          The reclassification and conversion of our shares of common stock into shares of Class A common stock and Class B common stock immediately prior to a Listing will operate to create a phased in liquidity program. Simply put, this program is aimed at providing stability and valuation, as part of liquidity. This program is intended to maximize the success of a Listing and any concurrent Offering in the short and long term. We have been advised by our strategic advisors and we believe that a phased in liquidity program will increase the likelihood of a successful Listing and any concurrent Offering. Our board of directors may also approve other measures in the future that it believes will improve the success of a Listing, such as stock splits or stock combinations.
          The phased in liquidity program will limit the number of shares that may be traded immediately upon a Listing and for up to the following 18 months. This phased in liquidity program is intended to reduce concentrated sales of our common stock in the public market. Concentrated sales of our common stock could depress the trading price, negatively impacting the proceeds a stockholder could receive upon the sale of shares of our common stock. In addition, the potential for concentrated sales of our common stock could make our shares less attractive to buyers in any concurrent Offering. The reclassification and resulting limitation on the number of shares that could be traded immediately after a Listing could improve the share price obtained in the Offering. This is intended to benefit our current stockholders by maximizing the offering proceeds our company may receive and lessening any dilution of our current stockholders.
          Even though a phased in liquidity program will become effective upon a Listing, we cannot predict the price at which our shares will trade on a national securities exchange and we cannot predict the price at which our shares might be sold in any concurrent Offering. We cannot provide you with any assurance that our shares will trade or be sold at any minimum price level.
          The conversion of your outstanding shares of common stock into Class A common stock and Class B common stock and then the eventual conversion of your shares of Class B common stock into Class A common stock will provide you with immediate liquidity upon a Listing with respect to 25% of your shares with phased in liquidity for the remaining 75% of your shares over an 18-month period, as discussed in more detail below.
     Our board of directors has not made a determination to pursue a Listing or any concurrent Offering and may not do so in the future. Even if our board of directors does determine that a Listing or Offering are in our best interests, we may not be able to complete the Listing or the Offering or may not be able to do so in a timely manner or on terms that are favorable to our stockholders.

Reclassification and Conversion
          As approved by our stockholders, our amended charter provides that immediately prior to a Listing, all of our authorized 1,000,000,000 shares of common stock will be reclassified to consist of the following:
•	700,000,000 shares of Class A common stock;

•	100,000,000 shares of Class B-1 common stock;

•	100,000,000 shares of Class B-2 common stock; and

•	100,000,000 shares of Class B-3 common stock.
Total: 1,000,000,000
          We refer to the Class B-1, Class B-2, and Class B-3 common stock collectively as “Class B” common stock.
          Each share of our common stock issued and outstanding will convert immediately prior to a Listing into the following:
•	1/4 of a share of our Class A common stock;

•	1/4 of a share of our Class B-1 common stock;

•	1/4 of a share of our Class B-2 common stock; and

•	1/4 of a share of our Class B-3 common stock.
Stockholder Shares after Reclassification and Conversion
          Following the reclassification and conversion, 25% of each stockholder’s previously outstanding shares of common stock will be Class A common stock and 75% will be Class B common stock. Of the 75% that will be Class B common stock, 25% will be Class B-1, 25% will be Class B-2, and 25% will be Class B-3. The Class A common stock will be listed upon completion of a Listing. The Class B common stock will be converted to Class A common stock and become listed over time, in phases.
Class A Common Stock
          Shares of our Class A common stock will be identical to our existing common stock, except that such shares of our Class A common stock will be listed on a national securities exchange upon a Listing.
Class B Common Stock — Conversion of Class B to Class A
          The shares of our Class B common stock will not be listed on a national securities exchange. Rather, the shares of Class B common stock will convert automatically into shares of our Class A common stock, and become listed, in the following intervals:
•	In the case of the Class B-1 common stock, six months following the date of the Listing, or the Listing Date.

•	In the case of the Class B-2 common stock, on the earlier of (x) 12 months following the Listing Date, or (y) such earlier date as may be determined by our board of directors, but not earlier than six months following the Listing Date.

•	In the case of the Class B-3 common stock, on the earlier of (x) 18 months following the Listing Date, or (y) such earlier date as may be determined by our board of directors, but not earlier than six months following the Listing Date.
Effect on Existing Stockholders
     The reclassification and conversion of our common stock will not become effective and will not have any impact on our shares of common stock unless and until we successfully complete a Listing.

          If a Listing does occur and the reclassification and conversion of our common stock becomes effective, the amendments will not affect the voting or distribution rights of our stockholders. In addition, there will be no immediate effect on the current proportional ownership interests of our stockholders except for any change as a result of the treatment of fractional shares discussed below. However, in the event of a Listing, the amendments will have a direct impact on the liquidity of our shares of common stock, as discussed in detail below.
          In the event of a Listing, the amended charter provides for an immediate division of the shares owned by our existing stockholders into multiple classes. Initially, 25% of a stockholder’s shares would be converted into shares of our Class A common stock, which will be listed on a national securities exchange at the time of the Listing. The remaining 75% of the stockholder’s shares would be converted into shares of our Class B common stock that would not be listed on a national securities exchange. As a result, even though our shares of Class A common stock could be traded on a national securities exchange, our shares of Class B common stock will not be traded.
          The shares of Class B common stock will convert into shares of Class A common stock and become listed over time in intervals, with all outstanding shares converting and becoming listed within 18 months of the Listing Date, or such earlier dates as determined by our board of directors in its sole discretion.
          There will be no public market for the shares of Class B common stock. Until the shares of Class B common stock convert into Class A shares and become listed on national securities exchange, they cannot be traded on a national securities exchange. In addition, upon a Listing, we are required to terminate our share repurchase plan. As a result, after a Listing, our stockholders will have very limited, if any, liquidity with respect to their shares of Class B common stock. Further, the trading price per share of Class A common stock when each class of Class B common stock converts into Class A common stock could be very different than the trading price per share of the Class A common stock on the date of a Listing. As a result, stockholders may receive more or less consideration for their shares than they may have received if they had been able to sell immediately upon the effectiveness of a Listing.
Board of Directors Discretion to Accelerate Conversion of Class B Common Stock
          Our board of directors will have some discretion to accelerate the date on which each class of Class B common stock converts into Class A common stock and will make this determination based on what it believes to be in the best interests of our company and our stockholders. However, all shares of Class B common stock must convert within 18 months following the Listing Date into Class A common stock, which we expect would be listed on a national securities exchange at that time.
          We expect that the determination by our board of directors of whether any classes of Class B common stock will convert into Class A common stock earlier than the dates set forth in the amendment will be made at or prior to a Listing. Our board of directors will make this determination taking into account the advice of our strategic advisors, including the underwriters for any concurrent offering, with respect to the conversion dates that will best enable the underwriters to market an offering to potential investors and that will maximize the trading price of our shares after Listing. In making its determination, our board of directors will have to rely on a number of assumptions, including certain assumptions about the equity capital markets based on the information available to it at that time. Actual results could turn out to be materially different than those assumptions.
Treatment of Fractional Shares
          No fractional shares of common stock will be issued in the event of the reclassification and conversion of our common stock. Instead, stockholders who otherwise would own a fractional share of a class of our common stock following the reclassification and conversion would be entitled to receive cash in an amount equal to the fair market value of such fractional share of common stock, as determined by our board of directors.
Certain Material U.S. Federal Income Tax Consequences of the Conversion of Our Common Stock
          The following is a summary of certain material U.S. federal income tax considerations in the event of the conversion of our common stock as discussed above but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations promulgated thereunder and judicial and administrative decisions in effect as of the date hereof, all of which are subject to change, possibly on a retroactive basis. It addresses only stockholders who hold our common stock as capital assets. This summary does not address stockholders subject to special rules, including, but not limited to, financial institutions, tax-exempt organizations, insurance companies, dealers in securities, foreign stockholders, stockholders who hold their pre-conversion shares as part of a straddle, hedge, or conversion transaction, and stockholders who acquired their pre-conversion shares pursuant to the exercise of employee stock options or otherwise as compensation. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no complete assurance that the IRS will agree with these statements and conclusions. This summary does not address other federal taxes (such as the alternative minimum tax or gift or estate tax laws) and tax considerations under state, local, foreign, and other laws. We recommend that stockholders consult their tax advisors to determine the federal state, local, foreign and other tax consequences to them of the conversion in light of the stockholders’ particular circumstances.
          A stockholder generally will not recognize gain or loss on the conversion of our common stock, except to the extent of cash, if any, received in lieu of a fractional share interest. The aggregate tax basis of the post-conversion shares received will be equal to the aggregate tax basis of the pre-conversion shares exchanged therefor (excluding any portion of the holder’s basis allocated to fractional shares) and the holding period of the post-conversion shares received will include the holding period of the pre-conversion shares exchanged.
          A holder of the pre-conversion shares who receives cash will generally be treated as having exchanged a fractional share interest for cash in a redemption that is subject to Section 302 of the Code. The redemption will be treated as a sale of the fractional share, and not as a distribution under Section 301 of the Code, if the receipt of cash (a) is “substantially disproportionate” with respect to the holder, (b) results in a “complete termination” of the holder’s interest, or (c) is “not essentially equivalent to a dividend” with respect to the holder, in each case taking into account shares both actually and constructively owned by such holder (under certain constructive ownership rules). A distribution is not essentially equivalent to a dividend if the holder undergoes a “meaningful reduction” in the holder’s proportionate interest. If the redemption is treated as a sale, the holder will recognize gain or loss equal to the difference between the portion of the tax basis of the post-conversion shares allocated to the fractional share interest and the cash received. If the redemption does not meet one of the Section 302 tests, the cash distribution will be treated as a distribution under Section 301 of the Code. In such case, the cash distribution will be treated as dividend to the extent of our earnings and profits, and then as a recovery, and to the extent, of the holder’s tax basis in its shares (which, for these purposes, may include the holder’s tax basis in all of its shares or be limited to the holder’s tax basis in its fractional share interest), and finally as gain from the sale of stock.
          Whether a holder who receives cash in lieu of fractional shares will have a meaningful reduction in ownership will depend on all of the facts and circumstances existing at and around the time of the conversion, including the size of the holder’s percentage interest in our common stock before and after the conversion. In addition, if we issue shares pursuant to a public offering and such issuance is treated as part of a “firm and fixed plan” that includes the common stock conversion and the fractional share redemptions, the dilution in ownership resulting from such offering would be taken into account in applying the Section 302 tests.
          We recommend that stockholders consult their own tax advisors to determine the extent to which their fractional share redemption is treated as a sale of the fractional share or as a distribution under Section 301 of the Code and the tax consequences thereof.
Amendments to Provide that Certain Provisions of Our Charter Will Not Remain in Effect after a Listing
          The provisions of the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association, or the NASAA Guidelines, apply to REITs with shares of common stock that are publicly registered with the SEC but are not listed on a national securities exchange. In the event of a Listing, there are certain provisions of our charter that will no longer be required to be included pursuant to the NASAA Guidelines. The amended charter provides that certain provisions in our charter will not remain in effect after a Listing, including but not limited to:
•	Sections 5.2.2 and 5.3, which limits the voting rights per share of stock sold in a private offering;

•	Section 5.5, which prohibits distributions in kind, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidity trust or distributions in which each stockholder is advised of the risks of direct ownership of property and offered the election of receiving such distributions;

•	Section 8.1, which places limits on incentive fees;

•	Section 8.2, which places limits on our organizational and offering expenses;

•	Section 8.3, which places limits on our total operating expenses;

•	Section 8.4, which places limits on our acquisition fees and expenses;

•	Section 11.1 related to the requirement that a special meeting of stockholders be called upon the request of stockholders holding 10% of our shares entitled to vote;

•	Section 11.2 related to the restrictions on amending our charter in certain circumstances without prior stockholder approval;

•	Sections 11.5 and 11.6 related to inspection of our stockholder list and receipt of reports;

•	Sections 12.2(c), 12.2(d) and 12.3 related to restrictions on exculpation, indemnification and the advancement of expenses to our directors; and

•	Article XIV related to prohibitions on roll-up transactions.
          These changes will not have an impact on stockholders unless and until our board of directors deems a Listing in the best interests of our company and our stockholders and we successfully complete a Listing.
Amendments to Reflect Self-Management
          We became a self-managed company in the third quarter of 2009 and the advisory agreement with our former advisor expired on September 20, 2009. As a self-managed company, certain provisions in our previous charter are no longer applicable. The amended charter no longer contains references to our having a sponsor or an advisor, and no longer contains specific provisions relating to such entities or referencing such entities, including but not limited to the deletion of Article VIII, “Advisor” and amendments to specific sections of Article X, “Conflicts of Interest,” Section XII, “Liability Limitation and Indemnification.” In addition, new Article VIII, “Expenses’’ has been added.
          In addition, certain definitions in our charter have been updated to reflect self-management, including but not limited to, “Acquisition Expense,” “Acquisition Fee” and “Independent Director.” Other definitions have been deleted from our charter, including “Advisor,” “Advisory Agreement,” “Competitive Real Estate Commission,” “Initial Investments,” “Sponsor,” “Termination Date” and “Termination Event.”
          On August 24, 2009, we amended our charter to change our name from “Grubb & Ellis Healthcare REIT, Inc.” to “Healthcare Trust of America, Inc.” We did this in connection with our transition to self-management and to reflect that we are no longer externally advised or externally sponsored. We also changed the name of our operating partnership from “Grubb & Ellis Healthcare REIT Holdings, L.P.” to “Healthcare Trust of America Holdings, LP.” Our amended charter reflects the name change of our operating partnership.
          Finally, our amended charter defines “Dealer Manager” as Realty Capital Securities, LLC, or such other person selected by our board of directors to act as the dealer manager for an offering. Realty Capital Securities, LLC is the dealer manager for this offering.
Tender Offer Compliance Requirements
          Under the rules of the SEC, a person engaging in a tender offer for less than 5% of our outstanding shares of common stock, which is commonly referred to as a “mini-tender offer,” is not required to comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. We believe that a requirement that any tender offer, including a “mini-tender offer,” comply with all of the provisions of Regulation 14D of the Exchange Act (except that related offering documents are not required to be filed with the SEC unless otherwise required by the Exchange Act) will (1) better enable stockholders to evaluate such offer by ensuring that they receive critical information regarding the material terms of the offer, the purposes of the offer and the offeror’s past transactions in our securities and (2) better protect their investment in us by ensuring that they have the right to (a) withdraw any shares deposited with the offeror during the period the offer remains open and (b) receive the highest consideration per share paid to any other stockholder for shares tendered in the offer.
          Our amended charter includes a new Section 11.7, which requires that any tender offer made by any person regardless of the size of the tender offer and including any “mini-tender” offer, comply with all of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements (except that such notice and disclosure documents are not required to be filed with the SEC unless otherwise required by the Exchange Act).

Among other things, the offeror will be required to provide us notice of such tender offer at least ten business days before initiating the tender offer. If the offeror initiates a tender offer without complying with the provisions set forth above, we will have the right to redeem that offeror’s shares, if any, and any shares acquired in the tender offer. In addition, the noncomplying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.
Amendments Requested by State Securities Administrators
          We commenced this offering of shares of our common stock on March 19, 2010. We were required to register this offering with the SEC and, because our common stock is not listed on a national securities exchange, the state securities regulators in each state where we offer securities for sale. In offerings by REITs subject to their regulation, many state securities examiners apply the standards set forth in the NASAA Guidelines. In connection with the registration of this offering, certain state securities regulators requested that we amend our charter in certain respects to conform to the NASAA Guidelines. Our amended charter responds to these regulatory requests, as provided below.
Heightened Investor Suitability Standards
          At the time our previous charter was adopted on December 8, 2006, the NASAA Guidelines required that investors in our initial public offering have: (1) a minimum annual gross income of $45,000 and a minimum net worth, excluding home, furnishings and automobiles, of $45,000; or (2) a minimum net worth of $150,000, excluding home, furnishings and automobiles. On May 7, 2007, the NASAA Guidelines were revised to require that investors have: (1) a minimum annual gross income of $70,000 and a minimum net worth, excluding home, furnishings and automobiles, of $70,000; or (2) a minimum net worth of $250,000, excluding home, furnishings and automobiles. Section 5.8.1 of our amended charter reflects the change to the investor suitability standards set forth in the NASAA Guidelines.
Determination of Suitability
          Our previous charter provided that each person selling shares on our behalf must make every reasonable effort to determine that the purchase of our shares is a suitable and appropriate investment for each investor. The NASAA Guidelines also impose this obligation on sponsors of externally advised, non-listed REITs. However, since we are self-managed and no longer have a sponsor, a state securities administrator requested that we amend our charter so that our company assumes this obligation. Section 5.8.2 of our amended charter reflects the obligation of our company to make every reasonable effort to determine that the purchase of our shares is a suitable and appropriate investment for each investor. In making this determination, we will rely on the representations made by each investor in their subscription agreement, as well as the suitability determinations made by participating broker-dealers and financial advisors.
Minimum Initial Investment Amount
          Prior to the adoption of our previous charter, no state securities administrator required that we impose a minimum initial investment amount. Although we require a minimum initial investment of 100 shares, this minimum was not required to be included in our previous charter. In connection with the registration of this offering, a state securities administrator requested that we amend our charter to include a minimum initial investment amount. As a result, Section 5.8.3 of our amended charter requires a minimum initial investment of 100 shares of our common stock until our shares are listed on a national securities exchange.
Fee-Related Provisions
          Sections 8.6, 8.7, 8.8, 8.9 and 8.10 of our previous charter provided that we could pay certain fees to our former advisor “[u]nless otherwise provided in any resolution adopted by our Board of Directors.” A state securities administrator requested that we amend our charter to remove this statement because it does not appear in the NASAA Guidelines. The amended charter removed that statement from the fee related provisions, including

Section 8.1, “Incentive Fees,” Section 8.2, “Organizational and Offering Expenses Limitation” and Section 8.3, “Total Operating Expenses.”
Appraisals of Roll-Up Transactions
          A roll-up transaction is a transaction involving our acquisition, merger, conversion or consolidation, either directly or indirectly, and the issuance of securities of a partnership, REIT, corporation or similar entity, or a Roll-Up Entity, to stockholders. Our previous charter required us to obtain an appraisal of all of our assets in the event we engaged in a roll-up transaction. A state securities administrator requested that we amend our charter to reflect additional mandates related to roll-up transactions set forth in the NASAA Guidelines. Article XIV of our amended charter requires that if any such appraisal is included in a prospectus used to offer securities of the Roll-Up Entity, such appraisal must also be filed with the SEC and the state securities commissions as an exhibit to the registration statement.
Ministerial Revisions and Clarifications
          Our stockholders also approved certain ministerial revision and clarifications to our charter. These include clarification of certain defined terms and cross references, as well as conforming language to the corresponding provision of the Maryland General Corporation Law.
Update to Experts Section
          The section of the prospectus entitled “Experts” is hereby supplemented in its entirety by the following:
          The consolidated financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph regarding the company’s change in method of accounting for acquisition costs in business combinations) which is incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
          The statement of revenues and certain expenses of Columbia Medical Office Portfolio for the year ended December 31, 2009, incorporated in this Prospectus by reference from the Company’s Current Report on Form 8-K/A, filed on March 15, 2011, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the statement of revenues and certain expenses and includes an explanatory paragraph referring to the purpose of the statement), which is incorporated herein by reference. Such statement of revenues and certain expenses have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Update to Incorporation of Certain Information by Reference
          The second paragraph of the section of the prospectus entitled “Incorporation of Certain Information by Reference” is hereby supplemented in its entirety by the following:
          The following documents filed with the SEC are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:
•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on March 25, 2011;

•	Our Definitive Proxy Statement filed with the SEC on October 25, 2010 in connection with our Annual Meeting of Stockholders held on December 8, 2010; and

•	Our Current Reports on Form 8-K or Form 8-K/A filed with the SEC on January 6, 2011, February 7, 2011, March 2, 2011, March 15, 2011, and March 30, 2011.

Cautionary Note Regarding Forward-Looking Statements
          This Supplement No. 14 contains certain forward-looking statements with respect to our company. Forward-looking statements are statements that are not descriptions of historical facts and include statements regarding management’s intentions, beliefs, expectations, plans or predictions of the future, within the meaning of Section 27A of the Securities Act of 1933, as amended. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, but are not limited to, the following: we may not achieve full distribution coverage in the time period expected; we may not be able to execute a transaction that maximizes stockholder value or provides liquidity to our stockholders in the time period expected or at all; uncertainties relating to changes in general economic and real estate conditions; uncertainties relating to the implementation of recent healthcare legislation; uncertainties regarding changes in the healthcare industry; the uncertainties relating to the implementation of our real estate investment strategy; and other risk factors as outlined in the prospectus.